May 13, 2010
VIA EDGAR AND OVERNIGHT MAIL
United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549

Attention:	Kathleen Collins Accounting Branch Chief

Re:	Nuance Communications, Inc. Form 10-K for the Fiscal Year Ended September 30, 3009 Filed November 25, 2009 File No. 0-27038

Nuance Communications, Inc. Form 10-Q for the Quarterly Period Ended December 31, 2009 Filed February 9, 2010 File No. 0-27038
Ladies and Gentleman:
     We are responding to the comment received from the Staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) in a letter to Nuance Communications, Inc. (“Nuance” or the “Company”), dated April 21, 2010 (the “Comment Letter”) relating to the above referenced Annual Report on Form 10-K, filed on November 25, 2009 (the “Form 10-K”) and Quarterly Report on Form 10-Q, filed on February 9, 2010 (the “Form 10-Q”).
     For your convenience, we have repeated your comment below in italic type before our response thereto.
Form 10-K for the Fiscal Year Ended September 30, 2009
Item 7. Management’s Discussion and Analysis of Financial Condition and Results of Operations
Results of Operations
1.	We note your response to our prior comment 1 where you indicate that management considers the qualitative information regarding the trend of your operational metrics to be more important than the actual quantification of such metrics. Please explain further why you do not believe that quantifying this information would be material to an investor’s understanding of your financial results. In this regard, tell us why you believe investors would not benefit from knowing the amount of actual backlog hours or annualized line run-rates and percentage increase or decrease in such amounts from period to period, particularly considering the fact that certain investors and analysts are requesting this information.

In response to the Staff’s comment, and prior comment, the Company has included the enterprise professional services hours backlog and the annualized healthcare transcription line run-rate, along with the comparable data from the corresponding period in the prior year, in Management’s Discussion and Analysis of Financial Condition and Results of Operations included in the Company’s most recently filed Quarterly Report on Form 10-Q.
The Company hereby acknowledges the following:
•	we are responsible for the adequacy and accuracy of the disclosure in our filings;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
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We appreciate the assistance the Staff has provided with its comments. Please direct your questions or comments regarding the Company’s response to the undersigned at (781) 565-5000. Thank you for your assistance.
Sincerely,
/s/ Thomas L. Beaudoin
Thomas L. Beaudoin

cc:	Paul Ricci, Nuance Communications, Inc.
Daniel Tempesta, Nuance Communications, Inc.
Jo-Anne Sinclair, Esq., Nuance Communications, Inc.
Garrison Smith, Esq., Nuance Communications, Inc.
Robert Sanchez, Wilson Sonsini Goodrich & Rosati, Professional Corporation